Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

F-3

ROYAL BANK OF CANADA

Narrative Disclosure

This calculation of filing fee tables supersedes the version filed previously for the related offering(s). The maximum aggregate offering price of the securities to which the prospectus relates is $7,084,000. The prospectus is a final prospectus for the related offering(s).